U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[X] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

Murray                               Stephen                    P.
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   (Last)                           (First)             (Middle)

c/o J.P. Morgan Partners, LLC
1221 Avenue of the Americas-40th Floor
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                                    (Street)

New York                        New York                  10020
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


Vitamin Shoppe.com, Inc.  ("VSHP")
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


April 2001
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5.   If Amendment, Date of Original (Month/Year)



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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                    6.
                                                     4.                              5.             Owner-
                                                     Securities Acquired (A) or      Amount of      ship
                                        3.           Disposed of (D)                 Securities     Form:        7.
                                        Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct       Nature of
                          2.            Code         ------------------------------- Owned at End   (D) or       Indirect
1.                        Transaction   (Instr. 8)                   (A)             of Month       Indirect     Beneficial
Title of Security         Date          ------------     Amount      or     Price    (Instr. 3      (I)          Ownership
(Instr. 3)                (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4)    (Instr. 4)
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
                                                                                                                   By Vitamin Shoppe
Class A                                                                                                            Investors,  Inc.
Common Stock               4/12/01        J (FN 1)        12,507,751  D      $1.00    -0-             I            (FN 2)
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Class A Common Stock       4/12/01        J (FN 1)         573,749    D      $1.00    -0-       `     I            By FdG Capital
                                                                                                                   Partners, LLC and
                                                                                                                   FdG-Chase Capital
                                                                                                                   Partners, LLC
                                                                                                                   (FN 3)
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Class A Common Stock       4/12/01        J (FN 1)         651,606    D      $1.00    -0-             I            By J.P. Morgan
                                                                                                                   Partners (23A
                                                                                                                   SBIC), LLC
                                                                                                                   (FN 4)
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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)



FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                 Deriv-    of
                 Conver-                    5.                              7.                         ative     Deriv-   11.
                 sion                       Number of                       Title and Amount           Secur-    ative    Nature
                 or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                 Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                 cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                 Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.               of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of         Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative       ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security         Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)       ity      Year)    Code V    (A)   (D)    cisable  Date      Title    Shares  5)       4)        4)       4)
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
Non-Employee
Directors                                                                     Class A
Stock                                                                         Common
Option Plan      -0-       4/12/01 (FN 1)         38,475  (FN 5)   10/31/09   Stock     38,475  -0-     -0-        D       (FN 6)
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

Explanation of Responses:

(1) On April 12, 2001, the Issuer merged with and into The Vitamin Shoppe, a privately held company. In connection therewith, (A) each holder of the Class A Common Stock of the Issuer received $1.00 in cash, for each share of the Class A Common Stock owned by such holder, and (B) outstanding options and warrants which were "out of the money" were cancelled.

(2) The reporting person, a director of Vitamin Shoppe Industries, Inc. ("VSI"), may be deemed to share voting power with respect to the securities owned by VSI.

(3) The owners of record of these securities and VS Investors, LLC, the majority shareholder of VSI, were under common control and accordingly, may also be deemed to have shared voting power with respect to shares owned by VSI. The reporting person disclaimed beneficial ownership of these shares to the extent they exceeded his pecuniary interest in FdG-Chase Capital Partners, LLC and FdG Capital Partners LLC.

(4) The amounts shown represented the beneficial ownership of the Issuer's equity securities by J.P. Morgan Partners (23A SBIC), LLC ("JPM 23A SBIC"), a portion of which may have been deemed attributable to the reporting person because the reporting person is a managing director of JPM 23A SBIC and a limited partner of JPMP Master Fund Manager, L.P. ("MF Manager") the sole non-managing member of JPM 23A SBIC. The actual pro rata portion of such beneficial ownership that has been deemed attributable to the reporting person was not readily determinable because it was subject to several variables, including the internal rate of return and vesting of interests within MF Manager and JPM 23A SBIC. The reporting person disclaimed beneficial ownership of these shares to the extent it exceeded his pecuniary interest therein.

(5)  The options vested in three equal installments beginning October 14, 2000.

(6) The stock options were granted to Stephen Murray, a managing director of JPM 23A SBIC, as director's compensation. He was obligated to exercise the options and to transfer any shares issued under them to JPM 23A SBIC at its request.



/s/ Stephen P. Murray                                            5/10/01
---------------------------------------------            -----------------------
   Stephen P. Murray                                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.